Exhibit 21.1

Vera Bradley, Inc.
Subsidiaries
Subsidiary	State of Incorporation
Vera Bradley Designs, Inc	Indiana
Vera Bradley International, LLC	Indiana
Vera Bradley Sales, LLC	Indiana
Vera Bradley Handbag Design (Dongguan) Co., Ltd.	The People's Republic of China
Vera Bradley Hong Kong Co., Limited	Hong Kong
Vera Bradley Holdings, LLC	Delaware